UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WRASP 33, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

April 1, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard A. Rappaport
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,239,368
	6.	Shared Voting Power
	7.	Sole Dispositive Power 11,239,368
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,239,368 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 81.31%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)
Represents 1,312,627 shares of common stock and a warrant to purchase 1,312,627 shares of common stock owned of record by Mr. Rappaport; 3,568,705 shares of common stock and a warrant to purchase 3,568,705 common stock owned of record by WestPark Capital Financial Services, LLC (“WestPark LLC”) and beneficially by Mr. Rappaport; and an aggregate of 738,352 shares of common stock and warrants to purchase an aggregate of 738,652 shares of common stock owned of record by the Amanda Rappaport Trust and the Kailey Rappaport Trust and beneficially by Mr. Rappaport.

(2)	Based on 8,203,919 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WestPark Capital Financial Services, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,137,410
	6.	Shared Voting Power
	7.	Sole Dispositive Power 7,137,410
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,137,410 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 60.62%(2)
12.	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)	Represents 3,568,705 shares of common stock and a warrant to purchase 3,568,705 shares of common stock owned of record by WestPark Capital LLC.
(2)	Based on 8,203,919 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

Item 1.

(a)	The name of the issuer is WRASP 33, Inc. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308.

Item 2.

(a)	The names of the reporting persons are WestPark Capital Financial Services, LLC (“WestPark LLC”) and Richard A. Rappaport (collectively, the “Reporting Persons”).

(b)	The business address of Richard A. Rappaport and WestPark LLC is 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067.

(c)	Richard A. Rappaport is a citizen of the U.S.A. WestPark LLC is organized in California.

(d)	This Schedule 13G relates to common stock, par value $.0001 per share (the “Common Stock”), of the Issuer.

(e)	Not applicable.

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership

WestPark LLC beneficially owns an aggregate of 3,568,705 shares of the Common Stock and a warrant to purchase an aggregate of 3,568,705 shares of Common Stock of the Issuer, representing 60.62% of the outstanding shares of Common Stock of the issuer. Richard A. Rappaport beneficially owns an aggregate of 5,619,684 shares of the Common Stock and warrants to purchase an aggregate of 5,619,684 shares of Common Stock of the Issuer, representing 81.31% of the outstanding shares of Common Stock of the Issuer, including 1,312,627 shares of the Common Stock and a warrant to purchase 1,312,627 shares of the Common Stock owned of record by Mr. Rappaport, 3,568,705 shares of Common Stock and a warrant to purchase 3,568,705 shares of Common Stock owned of record by WestPark LLC, and an aggregate of 738,652 shares of Common Stock and warrants to purchase an aggregate of 738,652 shares of Common Stock owned of record by the Amanda Rappaport Trust and the Kailey Rappaport Trust (the “Trusts”). As the Chief Executive Officer and Chairman of WestPark LLC, Mr. Rappaport may be deemed to beneficially own the shares of Common Stock owned by WestPark LLC as he has sole voting and investment control over the securities.  Mr. Rappaport is also trustee of the Trusts and therefore may be deemed to beneficially own the shares of Common Stock owned by such trusts as he has sole voting and investment control over the securities.

The warrants are exercisable on or after December 10, 2010 at an exercise price of $0.0001 per share and shall expire on or prior to the close of business on the earlier of (i) December 10, 2020 or (ii) five years from the date the Issuer consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a “shell company,” as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a “blank check company,” as defined by Rule 419 of the Securities Act of 1933.

The Reporting Persons collectively have sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of the securities.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, except the beneficiaries of the Trusts, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2011	WestPark Capital Financial Services, LLC

	By:	/s/ Richard A. Rappaport
Name: Richard A. Rappaport
Title: CEO

/s/ Richard A. Rappaport
Richard A. Rappaport

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of WRASP 33, Inc., and further agree that this Joint Filing Statement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information in inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 1, 2011.

WestPark Capital Financial Services, LLC

By:	/s/ Richard A. Rappaport
Name: Richard A. Rappaport
Title: CEO

/s/ Richard A. Rappaport
Richard A. Rappaport